UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41769

Foremost Lithium Resources & Technology Ltd.
(Translation of registrant's name into English)

750 West Pender Street, Suite 250
Vancouver, BC, V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 29, 2024*

*	This news release was embargoed against distribution to United States newswire services, and from dissemination in the United States, pursuant to Rule 135e under the United States Securities Act of 1933, as amended. Certain portions of the news release, as furnished to the SEC hereby, have been redacted to comply with Rule 135c under the U.S. Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foremost Lithium Resources & Technology Ltd.
(Registrant)

Date: April 29, 2024	/s/ Jason Barnard
Jason Barnard
President and Chief Executive Officer